Exhibit 99.3

December 16, 2024	By SEDAR+

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Yukon Territory)

Office of the Superintendent of Securities (Northwest Territories)

Office of the Superintendent of Securities (Nunavut)

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated December 16, 2024 to the Short Form Base Shelf Prospectus dated November 22, 2024 (the “Supplement”)

We refer you to the Supplement relating to the offering of common shares of VersaBank.

We consent to being named on the inside cover page of the Supplement and under the headings “Legal Matters” and “Documents Filed as part of the Registration Statement” in the Supplement, and consent to the use of our legal opinion set out under the heading “Eligibility for Investment” in the Supplement, which opinion is provided as of the date of the Supplement.

We have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are (i) derived from our legal opinion provided in the Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinion.

Yours truly,

(signed) “Stikeman Elliott LLP”